

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 19, 2017

Frank Addante
Chief Executive Officer
The Rubicon Project, Inc.
12181 Bluff Creek Drive, 4th Floor
Los Angeles, CA 90094

>   **Re:**   **The Rubicon Project, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed March 4, 2016**
>   **Form 8-K**
>   **Filed November 2, 2016**
>   **File No. 001-36384**

Dear Mr. Addante:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Stephen Krikorian
>
>   Stephen Krikorian
>   Accounting Branch Chief
>   Office of Information Technologies
>   and Services